UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40566

TABOOLA.COM LTD.

(Exact name of registrant as specified in its charter)

16 Madison Square West 7th Floor

New York, NY 10010

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXPLANATORY NOTE

On June 29, 2021, Toronto Sub. Ltd., a wholly-owned subsidiary of Taboola.com Ltd. (“Taboola”), closed its merger with ION Acquisition Corp. 1 Ltd. (“ION”). As a result, ION became a wholly owned subsidiary of Taboola and the ordinary shares and warrants of Taboola started to trade on the Nasdaq Global Market under the symbols “TBLA” and “TBLAW,” respectively, on June 30, 2021.

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Press Release dated June 30, 2021 titled “Taboola Begins Trading on Nasdaq Under Symbol “TBLA”; Follows Strong Q1 Earnings with Raised Full-year Expectations for Revenue and Profit, Company Is A Leader In Powering Recommendations For The Open Web”

Item 1

Taboola Begins Trading on Nasdaq Under Symbol “TBLA”;
Follows Strong Q1 Earnings with Raised Full-year Expectations for Revenue and Profit, Company Is A Leader In Powering Recommendations For The Open Web
Company Supports the World's Top Digital Properties and Connects Advertisers with 500 Million Daily Active Users

Taboola, a global leader in powering recommendations for the open web, helping people discover things they may like, today announced it has become a publicly listed company trading on Nasdaq under the new ticker symbol “TBLA.”

Taboola joins Nasdaq at a time when online advertising on the open web accounts for more than an estimated $60 billion in spending per year. This market is highly fragmented and has traditionally relied on ad formats such as banner ads, which can lack relevancy and efficacy. Taboola uniquely taps into this estimated $60 billion market through its recommendation platform which renders editorial and paid recommendations natively, in contextually relevant moments, across more than 9,000 of the world’s premium digital properties with which the company has direct relationships and for 13,000 direct advertisers. Taboola’s direct partnerships with digital properties and the value inherent in being an editorial recommendation engine positions the company well in a dynamic privacy environment.

Taboola’s listing on Nasdaq comes after several recently announced milestones for the company, including:

●	Q1 revenue and profit beat: Taboola reported revenue of $303 million and net income of $18.6 million in Q1 2021, outperforming its original revenue and profit projections and raising its full year expectations.

●	Expanded Board of Directors: Advertising and publishing industry veterans Deirdre Bigley and Lynda Clarizio were added to Taboola’s Board of Directors, effective April 2021. Taboola recently announced Gilad Shany, CEO of ION as an addition to its Board as well.

●	Large partner wins: New or expanded partnerships announced with more of the world’s largest publishers in 2021, including BBC Global News, Reach PLC, Sankei, Sinclair Broadcast Group, Dennis Publishing, Globes, Ynet, and Are Media.

●	Investment in growth, product and partner innovation:

○	Recommending Anything: As part of Taboola’s focus on recommending Anything, and as was presented in its investor deck, one of Taboola’s areas of growth is capturing video dollars from brands and media agencies. Towards that goal, the company generated $90M in video in 2020. Building on this progress, Taboola announced Taboola High Impact, a new advertising solution that combines ad format innovation such as mid-article placements with transparency controls and access to exclusive readership data, empowering brand marketers and agencies to drive brand awareness. The company also announced a collaboration with Oracle Moat Measurement bringing new control, choice and transparency via a direct integration with Taboola’s media buying platform, to advertisers working with Taboola.

○	Recommending Anywhere: Taboola continued to grow its integrations of Apple News-like services on Android devices, and in Q1 2021 launched new partnerships such as Samsung in Brazil.

As part of its publisher initiatives, Taboola released several product innovations as well. This included significant enhancements to Taboola Newsroom, enabling publishers to drive subscriptions using Taboola’s advanced A.I. and insights, sourced from its exclusive dataset about readership on the open web. It also announced Taboola Stories, a new way for publishers to engage readers with the familiar captivating “stories” format that users love on social media, and those known to be effective for e-commerce brands.

“Today is a significant milestone for Taboola, one that cements our commitment to power recommendations and be the champion for the open web,” said Adam Singolda, CEO and founder, Taboola. “Tens of thousands of advertisers and publishers have placed their trust in Taboola since we started more than 13 years ago, allowing us to drive success in delivering revenue, engagement and audience growth. I’m so humbled to work with our publisher and advertiser friends and look forward to the years to come. Thank you all for believing in us. As I wrote about in my first quarterly shareholder letter for investors, I’m excited to have incredible investors on our journey -- firms like Fidelity, Baron Capital, Federated and others. Most importantly, I’m proud of the thousands of Taboola team members that have made all of our success possible. Thank you to everyone. I love the open web, and there is so much ahead of us - today is just the beginning.”

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 18 cities worldwide, including New York and Tel Aviv.

Learn more at www.taboola.com and follow @taboola on Twitter.

Disclaimer - Forward-Looking Statements

Taboola (the “Company”) may, in this communication, make certain statements that are not historical facts and relate to analysis or other information which are based on forecasts or future or results. Examples of such forward-looking statements include, but are not limited to, statements regarding future prospects, product development and business strategies. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.

By:	/s/ Stephen Walker
	Name:	Stephen Walker
	Title:	Chief Financial Officer

Date: June 30, 2021